July 2, 2009

VIA EDGAR AND FED EX

Mr. Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:      Public Storage
         Form 10-K for the period ended December 31, 2008
         Filed March 2, 2009
         Definitive Proxy Statement filed March 19, 2009
         File No. 1-33519

Dear Mr. Gordon:

         Set forth below are responses of Public Storage to the comments of the Staff that were set forth in your letter dated June 15, 2009, regarding our Form 10-K for the year ended December 31, 2008 and Definitive Proxy Statement filed March 19, 2009.

         Each of the Staff's comments, indicated in bold below [upper case text on Edgar], is followed by responses on behalf of Public Storage.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
----------------------------------------------

Item 1A, Risk Factors
---------------------

If we failed to qualify as a REIT for income tax purposes ... page 16
---------------------------------------------------------------------

     1. WE NOTE YOUR DISCLOSURE THAT YOU HAVE ASSUMED THAT SHURGARD QUALIFIED AS A REIT BASED ON YOUR REVIEW OF PUBLIC FILINGS. PLEASE TELL US WHY YOU HAVE RELIED UPON PUBLIC FILINGS RATHER THAN MAKING A DIRECT ASSESSMENT OF SHURGARD'S REIT QUALIFICATIONS IN LIGHT OF YOUR 49% OWNERSHIP INTEREST AND MANAGEMENT POSITION IN SHURGARD EUROPE.

         Response:
         ---------

         In August 2006, we acquired Shurgard Storage Centers, Inc. (defined as "Shurgard" at the top of page 4 of the 10-K) in the merger referred to as the "Shurgard Merger." As a result of the Shurgard Merger, we acquired both the European operations of Shurgard (now referred to as "Shurgard Europe") and the more substantial domestic assets of Shurgard. Prior to the Shurgard Merger, Shurgard was an independent, publicly-traded U.S. REIT, but it was the disappearing entity in the Shurgard Merger and so ceased to exist.

Mr, Daniel L. Gordon
Securities and Exchange Commission
July 2, 2009
Page 2 of 12


         Shurgard's tax status as a REIT through the date of the Shurgard Merger, however, is relevant in evaluating what tax liabilities might have been acquired in the Shurgard Merger. In evaluating Shurgard's REIT status at the time of the Shurgard Merger, we reviewed Shurgard's prior public filings and also performed additional due diligence procedures. We believe we performed sufficient due diligence (including our own direct assessment) in this regard to conclude that there were no significant unrecorded tax liabilities. We also note that the Public Storage management team was not involved in Shurgard's REIT compliance procedures prior to the Shurgard Merger, and that it is possible that there are material undiscovered tax liabilities. The risk factor is intended to address that possibility.

         As the REIT status issue only relates to Shurgard prior to the Shurgard Merger, our current 49% ownership interest and management position in Shurgard Europe have no bearing on this risk.

         We will clarify the above points in our future filings.

Item 5. Market for Registrant's  Common Equity,  Related Shareholder Matters and
--------------------------------------------------------------------------------
Issuer Purchases of Equity Securities, page 23
----------------------------------------------

     2. PLEASE REVISE THE DISCUSSION OF DIVIDENDS TO DISCLOSE THE AGGREGATE DIVIDEND AMOUNTS PAID IN EACH OF THE LAST TWO FISCAL YEARS. REFER TO
         ITEM 201 (C) OF REGULATION S-K. ALSO, DISCLOSE THE AMOUNT OF DIVIDENDS PAID IN EACH OF THE LAST TWO FISCAL YEARS ON YOUR OUTSTANDING EQUITY SHARES, SERIES A AND SERIES AAA. PROVIDE THIS DISCLOSURE IN FUTURE FILINGS AND TELL US HOW YOU PLAN TO COMPLY.

         Response:
         ---------

         We will revise our future filings to disclose the aggregate dividend amounts paid in each of the last two fiscal years for each of our common shares, Equity Shares, Series A and Series AAA as required by
         Item 201 (c) of Regulation S-K.

         In this regard, we plan to comply as follows:

         In section:

         b. Dividends

         The existing first paragraph under this section will be modified as follows (changes marked by underline [upper case text for Edgar]):

                           We  have   paid   quarterly   distributions   to  our
                  shareholders since 1981, our first full year of operations. DURING 2008, WE PAID DISTRIBUTIONS TO OUR COMMON SHAREHOLDERS OF $0.55 PER COMMON SHARE FOR EACH OF THE QUARTERS ENDED MARCH 31, JUNE 30, SEPTEMBER 30, AND A DISTRIBUTION OF $1.15 PER COMMON SHARE (INCLUDING A $0.60 PER SHARE SPECIAL DIVIDEND) FOR THE QUARTER ENDED DECEMBER 31. Overall distributions on common shares for 2008 amounted to $472.8 million or $2.80 per share. Included in these amounts are $101.0 million or $0.60 per common share with respect to a special cash dividend in December 2008. DURING 2007, WE PAID DISTRIBUTIONS TO OUR COMMON SHAREHOLDERS OF $0.50 PER COMMON SHARE FOR EACH OF THE QUARTERS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER
                  31. Overall distributions on common shares for 2007 amounted to $340.0 million or $2.00 per common share.

Mr, Daniel L. Gordon
Securities and Exchange Commission
July 2, 2009
Page 3 of 12


         c. Equity Shares

         The existing section will be modified as follows (changes marked by underline [upper case text on Edgar]):

                           The Company is authorized to issue 100,000,000 Equity
                  Shares. Our declaration of trust provides that the Equity Shares may be issued from time to time in one or more series and gives the Board of Trustees broad authority to fix the dividend and distribution rights, conversion and voting rights, redemption provisions and liquidation rights of each series of Equity Shares.

                           At December 31,  2008,  we had  8,377,193  Depositary
                  Shares outstanding, each representing 1/1,000 of an Equity Share, Series A. The Equity Shares, Series A rank on a parity with our common shares and junior to the Senior Preferred Shares with respect to distributions and liquidation and has a liquidation amount which cannot exceed $24.50 per share. Distributions with respect to each depositary share shall be the lesser of: a) five times the per share dividend on the common Shares or b) $2.45 per annum. Except in order to preserve the Company's Federal income tax status as a REIT, we may not redeem the depositary shares before March 31, 2010. On or after March 31, 2010, we may, at our option, redeem the depositary shares at $24.50 per depositary share. If the Company fails to preserve its Federal income tax status as a REIT, each depositary share will be convertible into 0.956 of our common shares. The depositary shares are otherwise not convertible into common shares. Holders of depositary shares vote as a single class with our holders of common shares on shareholder matters, but the depositary shares have the equivalent of one-tenth of a vote per depositary share. We have no obligation to pay distributions on the depositary shares if no distributions are paid to common shareholders. DURING 2008 AND 2007, WE PAID QUARTERLY DISTRIBUTIONS TO THE HOLDERS OF THE EQUITY SHARES, SERIES A OF $0.6125 PER SHARE FOR EACH OF THE QUARTERS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31.

                           In November  1999,  we sold  $100,000,000  (4,289,544
                  shares) of Equity Shares, Series AAA ("Equity Shares AAA") to a newly formed joint venture. The Equity Shares AAA ranks on a parity with common shares and junior to the Senior Preferred Shares with respect to general preference rights, and has a liquidation amount equal to 120% of the amount distributed to each common share. Annual distributions per share are equal to the lesser of (i) five times the amount paid per common share or (ii) $2.1564. We have no obligation to pay distributions if no distributions are paid to common shareholders. DURING 2008 AND 2007, WE PAID QUARTERLY DISTRIBUTIONS TO THE HOLDER OF THE EQUITY SHARES, SERIES AAA OF $0.5391 PER SHARE FOR EACH OF THE QUARTERS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31.

Item 7. Management's  Discussion and Analysis of Financial Condition and Results
--------------------------------------------------------------------------------
of Operations
-------------

     3. WE NOTE YOUR USE OF NET OPERATING INCOME, WHICH IS A NON-GAAP FINANCIAL MEASURE. THE DISCLOSURE ON PAGE 33 INDICATES THAT THE RECONCILIATION OF

Mr, Daniel L. Gordon
Securities and Exchange Commission
July 2, 2009
Page 4 of 12


         NOI TO NET INCOME IS INCLUDED IN NOTE 11 TO YOUR CONSOLIDATED FINANCIAL STATEMENTS. WE ARE UNABLE TO LOCATE THE RECONCILIATION IN NOTE 11. PLEASE TELL US WHERE YOU HAVE PROVIDED THE APPROPRIATE RECONCILIATION, AS REQUIRED BY ITEM 10(E) OR REGULATION S-K. PLEASE ENSURE THAT YOU PROVIDE A SEPARATE RECONCILIATION FOR EACH NON-GAAP MEASURE USED IN YOUR REPORT.

         Response:
         ---------

         The components of NOI (rental income and cost of operations) directly tie out to the corresponding segment information included in the tables in Note 11 for each of 2008, 2007, and 2006. For example, in the table "Self-Storage Operations Summary" on Page 32 under "Real Estate Operations", the total self-storage segment rental income for 2008 is $1,526,577,000 which directly ties to the Note 11 Presentation of Segment Information table for the year ended December 31, 2008, under the "self-storage" column. In turn, the Segment Information table in
         Note 11 reconciles to the total consolidated self-storage rental income, and net income. The same presentation applies for cost of operations. It was our opinion that this information provided a self-evident and appropriate level of reconciliation of NOI to GAAP financial measures.

         However, in order to provide more clarity, in future filings we will revise our MD&A discussion to directly reconcile from NOI to net income. In addition, we will ensure that we have provided a separate reconciliation for each non-GAAP measure used in our report.

Investment in Shurgard, page 44
-------------------------------

     4. PLEASE TELL US AND DISCLOSE IN FUTURE FILINGS THE BUSINESS PURPOSE OF SELLING A 51% STAKE IN SHURGARD EUROPE. ARE THERE PLANS TO SELL YOUR REMAINING INTERESTS IN THE FUTURE? WE NOTE THAT SHURGARD EUROPE WAS ACQUIRED JUST TWO YEARS AGO. IN ADDITION, PLEASE DISCUSS HOW THIS TRANSACTION WILL IMPACT YOUR FUTURE OPERATING RESULTS.

         Response:
         ---------

         As indicated above, we merged with Shurgard in August 2006. Shurgard Europe was a wholly-owned subsidiary of Shurgard that owned and operated self-storage facilities in Europe.

         Our primary objective for merging with Shurgard was to acquire Shurgard's U.S. domestic assets which accounted for approximately 484 facilities in the U.S. as compared to 149 facilities in Europe at the time of the Shurgard Merger. Subsequent to the Shurgard Merger, management of Public Storage determined that it was in the best interests of Public Storage to reduce our investment in Shurgard Europe. There were many reasons for that decision, most relating to the fact that continued growth of Shurgard Europe would require a significant capital commitment. Movement of capital from Public Storage (in the U.S.) to various European countries would have exposed Public Storage to currency fluctuation risks and to potential tax burdens when Public Storage wished to repatriate its capital investment.

         Accordingly, in March 2008, we sold 51% of our ownership interest in Shurgard Europe, which helped to limit our capital requirements to continue to grow Shurgard Europe and to limit our exposure to other risks of owning operations in foreign countries. We do not intend to

Mr, Daniel L. Gordon
Securities and Exchange Commission
July 2, 2009
Page 5 of 12


         sell any of our remaining interest in Shurgard Europe. In the future, we expect Shurgard Europe to function as a stand-alone entity and to fund its capital requirements primarily with its retained operating cash flow, bank borrowings and perhaps capital raised via an initial public offering (which was attempted in 2007 and abandoned when capital markets deteriorated).

         This transaction will result in the operations of Shurgard Europe having a less significant impact on our operating results, as we have a 49% interest and a loan receivable from Shurgard Europe upon which we receive interest income, rather than the 100% equity interest in Shurgard Europe we held prior to the transaction. Following the transaction, as explained in the notes to our December 31, 2008 financial statements (primarily under "Loan Receivable from Shurgard Europe" in Note 2, Note 3 and under "Investment in Shurgard Europe" in
         Note 5), we present our 49% equity share of Shurgard Europe's operating results, including 49% of the interest income from our loan receivable from Shurgard Europe as "equity in earnings of real estate entities" and 51% of the interest income on the loan receivable from Shurgard Europe as "interest income" on our consolidated statement of income. Subsequent to March 31, 2008, we no longer consolidate the revenues and expenses of Shurgard Europe on our consolidated statement of income. Our future operating results will be impacted by the ultimate returns realized on the reinvestment of the cash proceeds received in connection with this transaction.

         In our future filings, we will further clarify the business purpose of our sale of a 51% interest in Shurgard Europe, our future plans, as appropriate, and how this transaction impacts our future operating results.

     5. IT ALSO APPEARS THAT SHURGARD EUROPE IS EXPERIENCING FINANCIAL DIFFICULTY AS YOU DISCLOSED THAT SHURGARD EUROPE HAS RECORDED A LOSS OF $27,836,000 SINCE MARCH 31, 2008. PLEASE TELL US HOW YOU HAVE DETERMINED THAT THE INTEREST INCOME THAT YOU HAVE RECORDED IS FULLY COLLECTIBLE DUE TO THE EXCESSIVE LOSSES OF SHURGARD EUROPE.

         Response:
         ---------

         We believe that the interest income is fully collectible, despite the losses of Shurgard Europe, because there is sufficient cash flow (EBITDA) to allow Shurgard Europe to pay the interest on the loan payable to us. Further, all interest has been paid currently when due and we expect the interest to continue to be paid when due with Shurgard Europe's operating cash flow.

         For the year ended December 31, 2008, Shurgard Europe had EBITDA as follows:


          Net loss (a)                                           $ (38,124,000)
          Plus Shurgard Europe's pro rata share of:
            Depreciation and amortization (b)                       81,163,000
            Interest expense on third party debt (c)                 3,910,000
            Interest expense on loan due to Public Storage (a)      45,528,000
                                                                 --------------
          EBITDA                                                 $  92,477,000
                                                                 ==============

           (a) As reported in the table under "Investment in Shurgard Europe" in
              Note 5 to our December 31, 2008 financial statements.

Mr, Daniel L. Gordon
Securities and Exchange Commission
July 2, 2009
Page 6 of 12


           (b) Based on $93,915,000 as reported in the table under "Investment in Shurgard Europe" in Note 5 to our December 31, 2008 financial statements, less $12,752,000 (representing 80% of the depreciation and amortization expense incurred by the two joint ventures in which Shurgard Europe has a 20% interest).

           (c) Based on $23,937,000 as reported in the table under "Investment in Shurgard Europe" in Note 5 to our December 31, 2008 financial statements, less $20,027,000 (representing 80% of the interest expense on third party debt incurred by the two joint ventures in which Shurgard Europe has a 20% interest).

         We believe the $92,477,000 in EBITDA for the year ended December 31, 2008 is more than sufficient to pay the $45,528,000 in annual interest on the loan due to Public Storage.


Note 3. Disposition of an Interest in Shurgard Europe, page F-15
----------------------------------------------------------------

     6. PLEASE PROVIDE US WITH YOUR FIN 46(R) ANALYSIS AS IT RELATES TO YOUR OWNERSHIP INTERESTS IN SHURGARD EUROPE. TELL US HOW YOU DETERMINED THAT IT WAS NOT A VARIABLE INTEREST ENTITY.

         Response:
         ---------

         Background: On March 31, 2008, an institutional investor acquired a 51% interest in Shurgard European Holdings LLC, a newly formed Delaware limited liability company and the holding company for Shurgard Europe ("Shurgard Holdings"). Public Storage owns the remaining 49% interest and is the managing member of Shurgard Holdings. In exchange for the 51% interest in Shurgard Holdings, the investor paid Shurgard Holdings an aggregate of $613,201,000, comprised of approximately
         (euro)383,200,000  ($605,627,000)  received  on March  31,  2008 and an additional  (euro)4,797,000  ($7,574,000)  received  on June 20,  2008, representing the operating results (as defined) generated by Shurgard Europe during the three months ended March 31, 2008, which was in turn distributed to Public Storage. The institutional investor has substantive participating rights in managing the venture.

         ANALYSIS: In determining that Shurgard Europe was not a variable interest entity, the following was considered:


                  Per FIN 46(R), paragraph 5, an entity shall be subject to consolidation according to the provisions of this Interpretation if, by design, the conditions in 5a, 5b, or 5c exist.

                  We assessed paragraph 5 of FIN 46(R), as follows:

                  5a States that if the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, then the entity is a VIE.

Mr, Daniel L. Gordon
Securities and Exchange Commission
July 2, 2009
Page 7 of 12


                     ASSESSMENT:   Shurgard   Europe   will   be   substantially
                     capitalized and have sufficient liquidity, and access to borrowings, to finance its activities without any outside guarantees and with recourse only to Shurgard Europe and its assets. It is expected that the loan to value ratio (value defined essentially as fair values, loan being all debt including the loans from Public Storage) was approximately 40% at March 31, 2008, which indicates that Shurgard Europe could obtain its own "stand-alone" debt without any outside guarantees and with recourse only to Shurgard Europe and its assets. [Note: Shurgard Europe's ability to obtain its own financing was subsequently evidenced by the recent loan extensions obtained by the two joint ventures ("First Shurgard" and "Second Shurgard") in which Shurgard Europe has a 20% interest. In April 2009, First Shurgard Joint Venture obtained a two-year extension through May 2011, plus a one-year option extension on its
                     (euro)116.4 million third party credit agreement. Also, in April 2009, Second Shurgard obtained a one-year extension through July 2010 on its (euro)121.3 million third party credit agreement. The extensions are secured by the joint ventures' respective facilities, and are not guaranteed by Public Storage or any third parties.] As a result, we concluded that the equity investment at risk is clearly sufficient. FIN 46(R) also states than an equity investment at risk of less than 10% of the entity's total assets shall not be considered sufficient to permit the entity to finance its activities without subordinated financial support in addition to the equity investment unless the equity investment can be demonstrated to be sufficient. FIN 46(R) further states that some entities may require an equity investment at risk greater than 10% of their assets to finance their activities, especially if they engage in high-risk activities, hold high-risk assets or have exposure to risks that are not reflected in the reported amounts of the entity's assets or liabilities. These factors are not applicable to Shurgard Europe and further support our conclusion that the equity investment at risk is sufficient.

                     In further assessing Public Storage's equity investment at risk:

                     5a(1) states that the equity investment at risk includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights.

                          ASSESSMENT: All of the equity investments included in the analysis above have voting rights and participate pari passu in the net profits or losses of the entity and are based on the fair value of the equity. Therefore, the equity investment at risk meets this requirement.

                     5a(2) states that the equity investment at risk does not include equity interests that the entity issued in exchange for subordinated interests in other variable interest entities.

                          ASSESSMENT:  Not applicable.

                     5a(3) states that the equity investment at risk does not include amounts provided to the equity investor directly or indirectly by the entity or other parties involved with the entity (i.e., fees or other payments).

Mr, Daniel L. Gordon
Securities and Exchange Commission
July 2, 2009
Page 8 of 12


                          ASSESSMENT:    Not   applicable.   The   institutional
                          investor's investment is not funded or guaranteed in any way by Public Storage or vice versa.

                     5a(4) states that the equity investment at risk does not include amounts financed for the equity investor (i.e., by loans or guarantees of loans) directly by the entity or by other parties involved with the entity.

                          ASSESSMENT:    Not   applicable.   The   institutional
                          investor's investment is not funded in any way by Public Storage or vice versa.

                     5b states that if the equity holders, as a group, lack any one of the following three characteristics of a controlling financial interest, then the entity is a VIE:

                     (1) The direct or indirect ability through voting rights or similar rights to make decisions about an entity's activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).

                          ASSESSMENT: The equity holders as a group have the ability to make decisions about Shurgard Europe's activities that will have a significant effect on its success, including the compensation and retention of its management and significant capital and investment decisions.

                     (2) The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.

                          ASSESSMENT: The equity holders do have the obligation to absorb the expected losses of the entity. None of the equity holders are directly or indirectly protected from first dollar risk of loss or expected losses. Further, none of the equity holders are guaranteed a return by Shurgard Europe itself or by other parties involved with it.

                     (3) The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity's governing documents or arrangements with other variable interest holders or the entity.

                          ASSESSMENT: The equity holders do have the right to receive the expected residual returns of the entity. None of the equity holders have their rights of return capped by Shurgard Europe or by any of the other equity holders.

                     5c The equity investors as a group also are considered to lack b(1) (i.e., the direct or indirect ability through voting rights or similar rights to make decisions about an entity's activities that have a significant effect on the

Mr, Daniel L. Gordon
Securities and Exchange Commission
July 2, 2009
Page 9 of 12


                     success of the entity) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. For purposes of applying this requirement, enterprises shall consider each party's obligations to absorb expected losses and rights to receive expected residual returns shall consider all of that party's interests in the entity and not only to its equity investment at risk.

                          ASSESSMENT: In evaluating whether the voting rights of all investors are proportional to their obligations to absorb losses/rights in expected residual returns, we considered that Public Storage and the institutional investor have joint control. Effectively, there is a complete and equal sharing of decision making authority. The institutional investor owns 51% of the common equity of Shurgard Europe and Public Storage owns the remaining 49%. In short, the voting rights of the equity investors are materially proportionate to their respective ownership percentages (the fact that voting is essentially 50/50 while interests are 51/49 is an immaterial difference). Qualitatively, the activities are clearly not conducted on behalf of the institutional investor as both the institutional investor and Public Storage are benefiting from operating a separate, stand-alone business, European Self-Storage, that the institutional investor was not involved in prior to entering into this agreement. Public Storage obtained the ownership interests in Shurgard Europe in connection with the Shurgard Merger in August 2006. Additionally, there are no transactions conducted between the institutional investor and Shurgard Europe; Shurgard Europe's management team is retained and compensated by agreement by the institutional investor and Public Storage; and there is no requirement by either the institutional investor or Public Storage to fund operating losses. Finally, this business is less closely aligned with the institutional investor (and less likely to be considered conducted "on behalf of" the institutional investor) than it is to Public
                          Storage, because of the institutional investor's diverse interests in all kinds of businesses.

                  Next, we considered the impact of including the debt owed to Public Storage on whether the voting rights of all investors are proportional to their obligations to absorb the expected losses of Shurgard Europe, their rights to receive the expected residual returns of Shurgard Europe, or both. Per FIN 46(R) Appendix B, paragraph B9, any of a variable interest entity's liabilities may be variable interests because a decrease in the fair value of an entity's assets could be so great that all of the liabilities would absorb that decrease. However, senior beneficial interests and senior debt instruments with fixed interest rates or other fixed returns normally would absorb little of the entity's expected variability. And as noted above, variable interests in a variable interest entity are contractual, ownership, or other pecuniary interests that change with changes in the fair value of the entity's net assets exclusive of variable interests. Based on the factors described above, we concluded that it is highly unlikely that, under any reasonable scenario, the debt and related interest will not be repaid to us. Therefore, we concluded that the return on the debt will not vary as it is our assessment that the debt will not absorb any expected

Mr, Daniel L. Gordon
Securities and Exchange Commission
July 2, 2009
Page 10 of 12


                  losses nor will the debt participate in any expected residual returns. Accordingly, the inclusion of Public Storage's debt interest does not change our conclusion that the voting rights of investors are proportional to their obligations to absorb the expected losses of Shurgard Europe and/or their rights to receive Shurgard Europe's expected residual returns.

                  Further, because this is a voting common stock entity, and the capitalization is sufficient to cover the activities of the entity (i.e., the debt to Public Storage is not expected to participate in any expected losses), the debt to Public Storage is substantively debt, and the voting rights of all investors are proportional to their obligations to absorb losses/rights in expected residual returns. Accordingly, we concluded that (ii) is not applicable.

                  Based on the assessment described above, we concluded that Shurgard Europe is not a variable interest entity.

Item 15 - Exhibits, Financial Statement Schedules
-------------------------------------------------

Exhibit 31
----------

     7. THE REQUIRED CERTIFICATIONS MUST BE IN THE EXACT FORM PRESCRIBED AND THE WORDING OF THE REQUIRED CERTIFICATIONS MAY NOT BE CHANGED IN ANY RESPECT. WE NOTE THAT PARAGRAPH 5 OF THE CERTIFICATIONS OF YOUR CURRENT PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER SUBSTITUTES THE WORD "TRUSTEE" FOR THE WORD "DIRECTORS" AND OMITS THE PARENTHETICAL LANGUAGE. IN FUTURE FILINGS PLEASE ENSURE THAT THE CERTIFICATIONS ARE IN THE EXACT FORM CURRENTLY SET FORTH IN ITEM 601(B)(31) OF REGULATION S-K.

         Response:
         ---------

         We will comply, as directed, in future filings.

DEFINITIVE PROXY STATEMENT FILED MARCH 19, 2009
-----------------------------------------------

Compensation of Trustees, page 6
--------------------------------

Consulting Agreement, page 6
----------------------------

     8. WE NOTE THAT YOU ENTERED INTO A CONSULTING AGREEMENT WITH MR. HUGHES IN 2004. PLEASE FILE THIS AGREEMENT IN ACCORDANCE WITH ITEM 601(B)(10).

         Response:
         ---------

         We will file the consulting agreement with Mr. Hughes as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which we expect to file on or before August 10, 2009.

Mr, Daniel L. Gordon
Securities and Exchange Commission
July 2, 2009
Page 11 of 12


Election of Trustees, page 9
----------------------------

     9. PLEASE ENSURE THAT YOU DISCLOSE IN FUTURE FILINGS THE BUSINESS EXPERIENCE FOR EACH OF THE TRUSTEES DURING THE PAST FIVE YEARS. SPECIFICALLY, PLEASE DISCLOSE THE FOLLOWING:

         o  MR. BAKER'S BUSINESS EXPERIENCE SINCE 2005;
         o  MS. GUSTAVSON'S BUSINESS EXPERIENCE DURING THE LAST FIVE YEARS;
         o THE YEAR THAT B. WAYNE HUGHES, JR. COMMENCED HIS EMPLOYMENT WITH AMERICAN COMMERCIAL EQUITIES, LLC;
         o MR. LENKIN'S BUSINESS EXPERIENCE FOLLOWING HIS WORK AS A CONSULTANT IN 2006; AND
         o THE YEAR THAT MR. STATON COMMENCED HIS EMPLOYMENT WITH FRIENDFINDER NETWORKS, INC. AND ENTERPRISE ACQUISITION CORP.

         REFER TO ITEM 401(E) OF REGULATION S-K.

         Response:
         ---------

         We will provide the requested disclosure in our definitive proxy statement on Schedule 14A in connection with our next annual meeting.

Executive Compensation
----------------------

Compensation Discussion and Analysis, page 15
---------------------------------------------

Bonuses, page 16
----------------

     10. WE NOTE THAT YOU AWARD BONUSES BASED ON THREE KEY PERFORMANCE METRICS. PLEASE QUANTIFY EACH CORPORATE PERFORMANCE METRIC THAT MUST BE ACHIEVED FOR AN OFFICER TO BE ELIGIBLE FOR THE TARGET AND MAXIMUM BONUS AMOUNTS. PROVIDE THIS DISCLOSURE IN FUTURE FILINGS AND TELL US HOW YOU INTEND TO COMPLY OR ALTERNATIVELY TELL US WHY YOU BELIEVE THAT DISCLOSURE OF THESE TARGETS IS NOT REQUIRED. REFER TO ITEM 402(B)(2)(V) AND INSTRUCTION 4 TO ITEM 402(B).

         Response:
         ---------

         As we disclosed on pages 16 and 19 of the proxy statement, the metrics for bonuses for 2008 performance were the achievement of positive growth for 2008 as compared to 2007 in three key performance metrics:
         (1) funds from operations (FFO), (2) revenues and (3) funds available for distribution (FAD). The Compensation Committee did not assign weights to the achievement of each of the three performance goals, nor did the committee establish targets for the amount of positive growth required in any of the three performance metrics as a condition to earning a particular level of bonus. Target bonuses were set at 100% of base salary and maximum bonuses were set to comply with Section 162(m) of the Internal Revenue Code, as amended. Actual bonus amounts are subject to the discretion of the Committee. We believe this disclosure complies with the requirements of Item 402(b)(2)(v) and Instruction 4 to Item 4 of 402(b).

Mr, Daniel L. Gordon
Securities and Exchange Commission
July 2, 2009
Page 12 of 12


Certain Relationships and Related Transactions and Legal Proceedings, page 27
-----------------------------------------------------------------------------

     11. WE NOTE THAT YOU HAVE A RIGHT OF FIRST REFUSAL TO ACQUIRE THE STOCK OR ASSETS OF THE CORPORATION THAT MANAGES THE CANADIAN FACILITIES. PLEASE FILE THIS AGREEMENT OR TELL US WHY YOU BELIEVE THE CONTRACT IS IMMATERIAL IN AMOUNT OR SIGNIFICANCE. REFER TO ITEM 601(B)(10)(II)(A) OF REGULATION S-K.

         Response:
         ---------

         We believe this agreement, entered into with Canadian Mini-Warehouse Properties Limited, a Canadian company ("PS Canada"), and its Hughes' family shareholders (the "Shareholders"), is immaterial in both amount and significance. The agreement was entered into in connection with the transfer by Public Storage, Inc. of the stock of PS Canada to the Shareholders in November 1995. The transfer was with the understanding that we would be granted a right of first refusal with respect to any further transfer of the shares or sale of assets of PS Canada. Public Storage currently owns interests in approximately 2,193 self-storage and commercial properties in the United States and Europe. Public Storage does not currently own any interest in PS Canada, the PS Canada facilities nor does it own any facilities in Canada. By comparison, the right of first refusal agreement currently relates to the potential acquisition of interests in approximately 49 Canadian self-storage facilities. The Shareholders are under no obligation to sell the shares or assets of PS Canada, and Public Storage has only a right of first refusal if the Shareholders decide to sell to a third party. Given the relatively insignificant number of facilities, we do not believe the contract is material.

In connection with Public Storage's response to the Staff's comments, Public Storage hereby acknowledges that:

     o Public Storage is responsible for the adequacy and accuracy of the disclosure in the filings,
     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and
     o Public Storage may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 818-244-8080 ext. 1300 or Stephanie Heim, in-house legal counsel, at 818-244-8080 ext. 1319 if we can provide further assistance.

Sincerely,

/s/ John Reyes
--------------
John Reyes
Senior Vice President and
Chief Financial Officer

cc:   William Demarest, Staff Accountant,
      Division of Corporation Finance